

PLAYTIKA HOLDING CORP.

2022 ANNUAL REPORT

Stock Performance Graph

The following graph compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index, the NASDAQ Composite Index and the RDG Technology Composite for the period between January 14, 2021 and December 31, 2022. The graph assumes that $100 was invested in our common stock at the close of market on January 14, 2021 and that any dividends were reinvested. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.



The information furnished under the heading "Stock Performance Graph", including the performance graph, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.



**ANNUAL SHAREHOLDERS
MEETING JUNE 8, 2023 at 10:00 a.m.,
Pacific Time**

CORPORATE INFORMATION

PRINCIPAL OFFICE
Playtika Ltd.
HaChoshlim St 8
Herzliya Pituach, Israel

WEBSITE
www.playtika.com

INVESTOR RELATIONS
Tae Lee
ir@playtika.com

STOCK LISTING
Our Common Stock is listed and traded on the Nasdaq Global Select Market under the symbol "PLTK". The closing price per share of PLTK as of April 11, 2023 was $11.61.

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines are available through the Investor Relations link on its website at www.playtika.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer&Trust Company LLC
620115th Avenue
Brooklyn, NY 11219

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
Tel Aviv, Israel

ADDITIONAL INFORMATION
Copies of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available free of charge to stockholders either on the Company's website or upon written request to the Company, sent to the attention of Investor Relations at the Company's principal office.

BOARD OF DIRECTORS

ROBERT ANTOKOL
Chief Executive Officer, Chairperson of Board and Co-Founder

MARC BEILINSON
Managing Partner of Beilinson Advisory Group

HONG DU
Co-President and Chief Operating Officer of SINA

DANA GROSS
Chief Operating Officer of Prospera Technologies

TIAN LIN
Managing Director of M31 Capital

BING YUAN
Co-Founder and Managing Partner of Rockets Capital

EXECUTIVE OFFICERS and SENIOR MANAGEMENT

ROBERT ANTOKOL
Chief Executive Officer and Chairperson of the Board

CRAIG ABRAHAMS
President and Chief Financial Officer

OFER KINBERG
Chief Revenue Officer

SHLOMI AIZENBERG
Chief Operating Officer

MICHAELCOHEN
Chief Legal Officer and Corporate Secretary

EREZ RACHMIL
Chief Technology Officer

NIR KORCZAK
Chief Marketing Officer

GILI BRUDNO
Chief Human Resources Officer

